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                            ROCKY SHOES & BOOTS, INC.
                              39 EAST CANAL STREET
                             NELSONVILLE, OHIO 45764
                                 (740) 753-1951

                                 April 12, 2006

Via Edgar
---------

Albert Yarashus
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

         Re:      Rocky Shoes & Boots, Inc.
                  Preliminary Schedule 14A
                  Filed on March 31, 2006
                  File No. 0-21026

Dear Mr. Yarashus:

We have received your comment to the Preliminary Schedule 14A, filed by Rocky Shoes & Boots, Inc. (the "Company") on March 31, 2006, set forth in your letter dated as of April 7, 2006 (the "Comment Letter"). For your convenience, we have repeated the text of your comments, followed by our response.

We respectfully respond to the comment set out in the Comment Letter as follows:

Amendment to the Company's Second Amended and Restated Articles of Incorporation to Increase the Number of Authorized Shares of Common Stock, page 6


1. DISCLOSE WHETHER YOU HAVE ANY CURRENT PLANS, PROPOSALS OR ARRANGEMENTS TO ISSUE ANY OF THE NEWLY AUTHORIZED SHARES OF COMMON STOCK FOR ANY PURPOSE, INCLUDING FUTURE ACQUISITIONS AND/OR FINANCINGS. IF SO, PLEASE DISCLOSE BY INCLUDING MATERIALLY COMPLETE DESCRIPTIONS OF THE FUTURE ACQUISITIONS AND FINANCING TRANSACTIONS. IF NOT, PLEASE STATE THAT YOU HAVE NO SUCH PLANS, PROPOSALS, OR ARRANGEMENTS AT THIS TIME, WRITTEN OR OTHERWISE, TO ISSUE ANY OF THE ADDITIONAL AUTHORIZED SHARES OF COMMON STOCK.

         RESPONSE:

         We have revised the language contained on page 7 according to your comment.

The Company acknowledges that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Albert Yarashus
Securities and Exchange Commission
April 12, 2006
Page 2 of 2


If you have any questions regarding any of the foregoing, please contact Erin F. Siegfried, Porter Wright Morris & Arthur LLP, 41 S. High Street, Columbus, Ohio 43215, telephone (614) 227-2059, and fax (614) 227-2100.

Thank you for your assistance.

                                                    Sincerely,

                                                    /s/ James E. McDonald

                                                    James E. McDonald
                                                    Executive Vice President
                                                    and Chief Financial Officer